Exhibit 12.1
Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended	Fiscal Year Ended
	April 29, 2017	July 30, 2016	July 25, 2015	July 26, 2014	July 27, 2013	July 28, 2012
Net income	$113,509	$128,740	$84,324	$39,978	$35,188	$39,378
Income tax expense	67,082	77,587	51,260	26,341	23,011	25,183
Fixed charges included in the determination of net income	42,151	51,363	39,970	39,528	34,774	24,001
Total earnings, as defined	$222,742	$257,690	$175,554	$105,847	$92,973	$88,562

Interest charges	$27,639	$34,733	$27,029	$26,837	$23,335	$16,745
Rental interest factor	14,512	16,630	12,941	12,691	11,439	7,256
Total fixed charges, as defined	$42,151	$51,363	$39,970	$39,528	$34,774	$24,001

Ratio of earnings to fixed charges	5.3x	5.0x	4.4x	2.7x	2.7x	3.7x